

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

August 2, 2010

<u>**via U.S. mail and facsimile**</u>

Andrew B. Cogan, Chief Executive Officer
Knoll, Inc.
1235 Water Street
East Greenville, PA 18041

   RE: Knoll, Inc.
      Form 10-K for the Fiscal Year Ended December, 2009
      Form 10-Q for the Fiscal Quarter Ended March 31, 2010
      Definitive Proxy filed March 24, 2010
      File No. 001-12907

Dear Mr. Cogan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Terence O'Brien
        Accounting Branch Chief